UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GSE SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36227K106
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.		Westcliff Capital Management, LLC
	2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3. SEC Use Only
	4. Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power	0
	6. Shared Voting Power	1,182,234
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	1,182,234
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	1,182,234
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
	11. Percent of Class Represented by Amount in Row (9)	7.8%
	12. Type of Reporting Person (See Instructions)	IA

1. Names of Reporting Persons.		Richard S. Spencer III
	2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3. SEC Use Only
	4. Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power	0
	6. Shared Voting Power	1,182,234
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	1,182,234
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	1,182,234
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
	11. Percent of Class Represented by Amount in Row (9)	7.8%
	12. Type of Reporting Person (See Instructions)	HC,IN

Item 1(a).	Name of Issuer:

GSE Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7133 Rutherford Road, Suite 200, Baltimore, MD 21244

Item 2(a).	Names of Persons Filing:

Westcliff Capital Management, LLC (“Westcliff “) and Richard S. Spencer III (“Spencer”)

Westcliff and Spencer disclaim beneficial ownership of the Stock (as defined below) except to the extent of their respective pecuniary interests therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 200 Seventh Avenue, Suite 105, Santa Cruz, CA 95062.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

This statement relates to the shares of common stock  of the Issuer (the “Stock”).

Item 2(e).	CUSIP Number:

36227K106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☑	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☑	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

Westcliff, as investment manager of various client accounts, and Spencer, as Westcliff ’s manager and majority owner, may be deemed to beneficially own the Stock owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of that Stock.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Westcliff or Spencer is, for any purpose, the beneficial owner of any Stock to which this Schedule relates, and each of Westcliff and Spencer disclaims beneficial ownership as to that Stock, except to the extent of his or its pecuniary interests therein.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of Westcliff is, for any purpose, the beneficial owner of any of the Stock to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007 in which the Issuer stated that the number of shares of its common stock outstanding as of October 31, 2007 was 15,121,879 shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Westcliff is the investment manager of one or more investment partnerships, pooled investment vehicles and/or other client accounts that beneficially hold the Stock and, in that capacity, has been granted the authority to dispose of and vote the Stock held by those accounts.  The client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Stock and the proceeds from the sale of the Stock.  No single client’s holdings exceed five percent of the Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 11, 2008	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III